Public ASML 2021 Third-Quarter Veldhoven, the Netherlands October 20, 2021 ASML reports €5.2 billion net sales and €1.7 billion net income in Q3 2021 Expected growth for 2021 to approach 35% Exhibit 99.2

Public Page 2October 20, 2021 • Investor key messages • Business summary • Outlook • Financial statements Agenda

Public Page 3October 20, 2021 Investor key messages

Public Page 4October 20, 2021 Investor key messages • Global megatrends in the electronics industry, supported by a highly profitable and fiercely innovative ecosystem, are expected to continue to fuel growth across the semiconductor market • Growth in semiconductor end markets and increasing lithography intensity are driving demand for our products and services • ASML’s comprehensive product portfolio is aligned with our customers’ roadmaps, delivering cost effective solutions in support of all applications from leading edge to mature nodes • Based on different market scenarios, we have an opportunity to reach annual revenue in 2025 between approximately €24 billion and €30 billion, with a gross margin between approximately 54% and 56%1 • We see significant growth opportunities beyond 2025. We expect our systems and Installed Base Management2 to provide an annual revenue growth rate of around 11% for the period 2020-2030, based on third party research and our assumptions1 • ASML and its supply chain partners are actively adding and improving capacity to meet current and future customer demand • We are continuously improving our performance on ESG Sustainability KPIs and are upgrading our ESG Sustainability strategy to accelerate progress • We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks 1 as presented at Investor day on 29 September 2021; 2 Installed Base Management equals our net service and field option sales

Public Page 5October 20, 2021 Business summary

Public Page 6October 20, 2021 Q3 results summary • Net sales of €5.2 billion, net systems sales of €4.1 billion, Installed Base Management1 sales of €1.1 billion • Gross margin of 51.7% • Operating margin of 36.6% • Net income as a percentage of net sales of 33.2% • Earnings per share (basic) of €4.27 • Net bookings of €6.2 billion, including €2.9 billion of EUV 0.33 NA systems 1 Installed Base Management equals our net service and field option sales

Public Page 7October 20, 2021 Net system sales breakdown (Quarterly) Q3’21 total system sales €4,111 million Q2’21 total system sales €2,949 million

Public Page 8October 20, 2021 Logic Memory Installed Base Management1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative 2017 numbers presented above have not been adjusted to reflect these changes in accounting policy. 1 Installed Base Management equals our net service and field option sales Total net sales € million by End-use

Public Page 9October 20, 2021 Litho systems bookings activity by End-use Q3’21 total system value €6,179 million Q2’21 total system value €8,271 million Lithography systems New Used Units 168 10 Lithography systems New Used Units 156 11 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the EUV 0.55 NA (High-NA) systems).

Public Page 10October 20, 2021 • Interim dividend for 2021 will be €1.80 per ordinary share and will be made payable on November 12, 2021 • In Q3 2021 around €2.4 billion of shares were purchased under the current and previous program Capital return to shareholders Capital return is cumulative dividend + share buyback Share buyback Dividend paid The dividend for a year is paid in the subsequent year, except interim Total dividend Interim dividend

Public Page 11October 20, 2021 Outlook

Public Page 12October 20, 2021 Outlook Q4 • Net sales between €4.9 billion and €5.2 billion, including ◦ Installed Base Management1 sales of around €1.1 billion • Gross margin between 51% and 52% • R&D costs of around €670 million • SG&A costs of around €195 million 2021 • Strong demand across markets drives expected net sales growth for 2021 to approach 35% • Estimated annualized effective tax rate around 15% 1 Installed Base Management equals our net service and field option sales

Public Page 13October 20, 2021 Financial Statements

Public Page 14October 20, 2021 Consolidated statements of operations € million Quarter on Quarter Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Net sales 3,958 4,254 4,364 4,020 5,241 Gross profit 1,881 2,212 2,352 2,045 2,711 Gross margin % 47.5 52.0 53.9 50.9 51.7 R&D costs (534) (556) (623) (634) (609) SG&A costs (132) (152) (168) (172) (183) Income from operations 1,216 1,504 1,561 1,239 1,919 Operating income as a % of net sales 30.7 35.3 35.8 30.8 36.6 Net income 1,062 1,351 1,331 1,038 1,740 Net income as a % of net sales 26.8 31.7 30.5 25.8 33.2 Earnings per share (basic) € 2.54 3.23 3.21 2.52 4.27 Earnings per share (diluted) € 2.53 3.23 3.20 2.52 4.26 Lithography systems sold (units) 1 60 80 76 72 79 Net bookings 2 2,868 4,238 4,740 8,271 6,179 1 Lithography systems do not include metrology and inspection systems. 2 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the EUV 0.55 NA (High-NA) systems). These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 15October 20, 2021 Consolidated statements of cash flows € million Quarter on Quarter Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Cash and cash equivalents, beginning of period 3,499 3,532 6,049 3,244 5,187 Net cash provided by (used in) operating activities 191 4,670 (942) 3,569 1,802 Net cash provided by (used in) investing activities (166) (956) (307) 991 (280) Net cash provided by (used in) financing activities 9 (1,194) (1,560) (2,613) (2,392) Effect of changes in exchange rates on cash (2) (2) 3 (4) 2 Net increase (decrease) in cash and cash equivalents 33 2,518 (2,806) 1,943 (868) Cash and cash equivalents, end of period 3,532 6,049 3,244 5,187 4,319 Short-term investments 876 1,302 1,412 187 137 Cash and cash equivalents and short-term investments 4,408 7,351 4,656 5,374 4,456 Purchases of property, plant and equipment and intangible assets (222) (305) (197) (247) (205) Free cash flow 1 (31) 4,365 (1,139) 3,322 1,597 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Public Page 16October 20, 2021 Consolidated balance sheets € million Quarter on Quarter Assets Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Cash & cash equivalents and short-term investments 4,408 7,352 4,656 5,374 4,456 Net accounts receivable and finance receivables 4,664 3,421 4,524 4,426 4,708 Contract assets 177 119 107 179 272 Inventories, net 4,614 4,569 4,748 5,086 4,944 Other assets and Held for sale assets 1,734 1,753 2,396 2,088 2,268 Tax assets 876 739 1,510 1,319 1,276 Equity method investments 918 821 842 865 963 Goodwill 4,541 4,629 4,556 4,556 4,556 Other intangible assets 1,035 1,049 1,014 988 964 Property, plant and equipment 2,198 2,470 2,522 2,609 2,730 Right-of-use assets 298 345 344 326 161 Total assets 25,463 27,267 27,219 27,816 27,298 Liabilities and shareholders' equity Current liabilities 4,991 6,604 6,876 8,754 9,163 Non-current liabilities 6,730 6,798 6,714 6,969 6,633 Shareholders' equity 13,742 13,865 13,629 12,093 11,502 Total liabilities and shareholders' equity 25,463 27,267 27,219 27,816 27,298 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience. For more details see US GAAP Consolidated Financial Statements.

Public Page 17October 20, 2021 This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, expected growth in net sales, expected trends in Logic and Memory demand and sales, annual revenue and gross margin for 2025, annual revenue growth rate for the period 2020-2030, timing of revenue recognition, including estimates of revenue to be deferred into 2022, expected capacity growth, long term demand drivers, plans and strategies, including ESG strategy, statements with respect to dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends including the 2021 interim dividend and statements with respect to the 2021-2023 share buyback program including the amount of shares intended to be repurchased under the program and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production, risks relating to supply chain capacity and logistics, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements

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